InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars) Quarter and nine months ended September 30, 2010 and 2009

InterOil Corporation Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

		As at
	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	36,066,119	46,449,819	60,703,756
Cash restricted (note 7)	24,266,163	22,698,829	21,099,746
Trade receivables (note 8)	54,035,914	61,194,136	59,462,710
Derivative contracts receivables (note 7)	321,995	-	77,525
Other assets	598,066	639,646	2,359,039
Inventories (note 9)	120,863,271	70,127,049	102,297,174
Prepaid expenses	1,253,048	6,964,950	957,440
Total current assets	237,404,576	208,074,429	246,957,390
Non-current assets:
Cash restricted (note 7)	6,457,867	6,609,746	6,778,828
Goodwill (note 14)	6,626,317	6,626,317	6,626,317
Plant and equipment (note 10)	222,713,231	221,046,709	221,346,603
Oil and gas properties (note 11)	241,773,361	172,483,562	153,435,684
Future income tax benefit	14,779,583	16,912,969	2,063,623
Total non-current assets	492,350,359	423,679,303	390,251,055
Total assets	729,754,935	631,753,732	637,208,445
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	90,553,035	59,372,354	132,085,898
Derivative contracts (note 7)	66,090	-	-
Working capital facilities (note 15)	50,903,936	24,626,419	1,132,029
Current portion of secured and unsecured loans (note 18)	36,060,624	9,000,000	9,000,000
Current portion of Indirect participation interest (note 19)	540,002	540,002	540,002
Total current liabilities	178,123,687	93,538,775	142,757,929
Non-current liabilities:
Secured loan (note 18)	39,257,236	43,589,278	48,033,292
Deferred gain on contributions to LNG project (note 13)	13,076,272	13,076,272	13,076,272
Indirect participation interest (note 19)	38,070,650	39,559,718	54,068,184
Total non-current liabilities	90,404,158	96,225,268	115,177,748
Total liabilities	268,527,845	189,764,043	257,935,677
Non-controlling interest (note 20)	18,392	13,596	9,982
Shareholders' equity:
Share capital (note 21)	639,066,307	613,361,363	569,146,991
Authorised - unlimited
Issued and outstanding - 44,100,535
(Dec 31, 2009 - 43,545,654)
(Sep 30, 2009 - 42,850,924)
Contributed surplus	24,368,797	21,297,177	18,836,506
Warrants (note 24)	-	-	219,558
Accumulated Other Comprehensive Income	8,612,891	8,150,976	10,800,232
Conversion options (note 19)	12,950,880	13,270,880	13,670,880
Accumulated deficit	(223,790,177)	(214,104,303)	(233,411,381)
Total shareholders' equity	461,208,698	441,976,093	379,262,786
Total liabilities and shareholders' equity	729,754,935	631,753,732	637,208,445

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 26), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director Christian Vinson, Director

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Revenue
Sales and operating revenues	207,476,650	172,062,457	608,695,372	480,473,685
Interest	29,701	120,150	105,367	285,269
Other	951,830	1,414,065	3,825,249	2,996,022
	208,458,181	173,596,672	612,625,988	483,754,976

Expenses
Cost of sales and operating expenses	185,708,467	148,960,508	535,740,414	411,378,346
Administrative and general expenses	9,923,149	8,834,068	27,524,376	23,451,133
Derivative (gains)/losses	(541,728)	(77,525)	139,619	(1,008,585)
Legal and professional fees	1,919,554	2,823,102	5,518,876	6,671,084
Exploration costs, excluding exploration impairment (note 11)	1,058,762	(12,149)	3,372,325	234,972
Short term borrowing costs	2,721,037	963,488	4,893,177	2,810,839
Long term borrowing costs	390,257	1,172,046	2,876,433	7,605,011
Depreciation and amortization	3,156,596	3,562,210	10,164,707	10,716,557
Gain on sale of oil and gas properties (note 11)	(2,140,783)	-	(2,140,783)	(1,087,483)
Loss on extinguishment of IPI liability (note 20)	8,795,059	28,561,989	8,795,059	28,561,989
Litigation settlement expense (note 26)	12,000,000	-	12,000,000	-
Foreign exchange (gains)/losses	(911,406)	2,373,784	7,549,927	3,479,515
	222,078,964	197,161,521	616,434,130	492,813,378
Loss before income taxes and non-controlling interest	(13,620,783)	(23,564,849)	(3,808,142)	(9,058,402)

Income taxes
Current benefit/(expense)	60,338	(1,505,643)	(3,155,988)	(2,504,342)
Future (expense)/benefit	(809,935)	(234,757)	(2,716,948)	(1,656,960)
	(749,597)	(1,740,400)	(5,872,936)	(4,161,302)

Loss before non-controlling interest	(14,370,380)	(25,305,249)	(9,681,078)	(13,219,704)

Non-controlling interest (note 20)	(2,400)	(752)	(4,796)	(4,747)

Net loss	(14,372,780)	(25,306,001)	(9,685,874)	(13,224,451)

Basic income per share (note 25)	(0.33)	(0.60)	(0.22)	(0.34)
Diluted income per share (note 25)	(0.33)	(0.60)	(0.22)	(0.34)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	43,963,555	42,093,841	43,764,733	38,860,396
Diluted (Expressed in number of common shares)	43,963,555	42,093,841	43,764,733	38,860,396

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net income	(14,372,780)	(25,306,001)	(9,685,874)	(13,224,451)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	2,400	752	4,796	4,747
Depreciation and amortization	3,156,596	3,562,210	10,164,707	10,716,557
Future income tax asset	393,247	(6,325)	2,133,386	1,006,559
Gain on sale of exploration assets	(2,140,783)	-	(2,140,783)	(1,087,483)
Amortization of discount on debentures liability	-	-	-	1,212,262
Amortization of deferred financing costs	389,320	55,987	501,292	167,959
Gain on hedge contracts	-	(339,800)	-	(548,600)
Timing difference between derivatives recognised
and settled	90,791	(77,525)	(255,905)	14,996,525
Stock compensation expense, including restricted stock	3,433,536	2,316,479	8,436,548	5,633,691
Inventory revaluation	(27,517)	1,140,339	-	1,140,339
Non-cash interest settlement on debentures	-	-	-	2,352,084
Oil and gas properties expensed	1,058,762	(12,149)	3,372,325	234,972
Loss on extinguishment of IPI Liability	8,795,059	28,561,989	8,795,059	28,561,989
Legal settlement expense accrued	12,000,000	-	12,000,000	-
Loss on proportionate consolidation of LNG project	-	-	-	724,357
Unrealized foreign exchange (gain)/loss	(1,108,707)	3,390,463	959,476	(510,670)
Change in operating working capital
Decrease/(increase) in trade receivables	27,044,253	(10,813,670)	(15,163,495)	(8,867,688)
(Decrease)/increase in unrealised hedge gains	-	(3,717,375)	-	2,551,575
Decrease in other assets and prepaid expenses	1,598,128	216,064	5,753,482	1,340,980
(Increase)/decrease in inventories	(35,585,073)	6,256,940	(50,316,870)	(21,049,227)
Increase/(decrease) in accounts payable and accrued liabilities	7,611,474	(32,730,523)	12,237,390	25,867,607
Net cash from/(used in) operating activities	12,338,706	(27,502,145)	(13,204,466)	51,224,084

Investing activities
Expenditure on oil and gas properties	(27,461,204)	(17,470,568)	(88,959,186)	(61,146,355)
Proceeds from IPI cash calls	367,521	6,971,149	15,538,441	12,546,683
Expenditure on plant and equipment, net of disposals	(6,339,716)	(3,614,077)	(11,831,229)	(8,477,601)
Proceeds received on sale of exploration assets	-	-	13,903,682	-
Increase in restricted cash held as security on
borrowings	(5,144,171)	(6,514,134)	(1,415,455)	(1,593,534)
Change in non-operating working capital
Increase in accounts payable and accrued liabilities	5,988,666	7,161,228	10,330,770	1,270,871
Net cash used in investing activities	(32,588,904)	(13,466,402)	(62,432,977)	(57,399,936)

Financing activities
Repayments of OPIC secured loan	-	-	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	3,217,582	-	6,454,582	-
Proceeds from Clarion Finanz secured loan, net of transaction costs	24,000,000	-	24,000,000	-
Proceeds from PNG LNG cash call	-	-	866,600	-
Proceeds from Clarion Finanz for Elk option agreement	-	-	-	3,577,288
Proceeds from Petromin for Elk and Antelope field development	500,000	1,000,000	3,500,000	5,435,000
(Repayments of)/proceeds from working capital facility	(6,728,746)	(2,830,209)	26,277,517	(67,660,373)
Proceeds from issue of common shares/conversion of debt,
net of transaction costs	3,662,229	7,151,622	8,655,044	81,057,121
Net cash from/(used in) financing activities	24,651,065	5,321,413	65,253,743	17,909,036

Increase/(decrease) in cash and cash equivalents	4,400,867	(35,647,134)	(10,383,700)	11,733,184
Cash and cash equivalents, beginning of period	31,665,252	96,350,890	46,449,819	48,970,572
Cash and cash equivalents, end of period (note 5)	36,066,119	60,703,756	36,066,119	60,703,756
See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Consolidated Statements of Shareholders' Equity (Unaudited, Expressed in United States dollars)

	Nine months ended	Year ended	Nine months ended

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Share capital

At beginning of period	613,361,363	373,904,356	373,904,356
Issue of capital stock (note 21)	25,704,944	239,457,007	195,242,635
At end of period	639,066,307	613,361,363	569,146,991
8% subordinated debentures

At beginning of period	-	10,837,394	10,837,394
Conversion to common shares during the period (note 22)	-	(10,837,394)	(10,837,394)
At end of period	-	-	-
Contributed surplus

At beginning of period	21,297,177	15,621,767	15,621,767
Fair value of options and restricted stock transferred to share capital (note 23)	(6,219,289)	(2,185,642)	(1,826,366)
Stock compensation expense (note 23)	8,436,548	8,290,681	5,633,691
Gain/(loss) on extinguishment of IPI conversion options (note 19)	854,361	(649,187)	(592,586)
Lapsed warrants transferred to contributed surplus	-	219,558	-
At end of period	24,368,797	21,297,177	18,836,506
Warrants

At beginning of period	-	2,119,034	2,119,034
Conversion to common shares (note 24)	-	(1,899,476)	(1,899,476)
Lapsed warrants transferred to contributed surplus	-	(219,558)	-
At end of period	-	-	219,558
Accumulated Other Comprehensive Income
Deferred hedge gain
At beginning of period	-	18,012,500	18,012,500
Deferred hedge movement for the period, net of tax (note 7)	-	(18,012,500)	(14,258,025)
Deferred hedge gain at end of period	-	-	3,754,475
Foreign currency translation reserve
At beginning of period	8,150,976	9,685,806	9,685,806
Foreign currency translation movement for the period, net of tax	461,915	(1,534,830)	(2,640,049)
Foreign currency translation reserve at end of period	8,612,891	8,150,976	7,045,757
Accumulated other comprehensive income at end of period	8,612,891	8,150,976	10,800,232
Conversion options

At beginning of period	13,270,880	17,140,000	17,140,000
Movement for the period (note 19)	(320,000)	(3,869,120)	(3,469,120)
At end of period	12,950,880	13,270,880	13,670,880
Accumulated deficit

At beginning of period	(214,104,303)	(220,186,930)	(220,186,930)
Net (loss)/income for the period	(9,685,874)	6,082,627	(13,224,451)
At end of period	(223,790,177)	(214,104,303)	(233,411,381)
Shareholders' equity at end of period	461,208,698	441,976,093	379,262,786
See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Net loss as per Statement of Operations	(14,372,780)	(25,306,001)	(9,685,874)	(13,224,451)

Other comprehensive income/(loss), net of tax	3,018,943	(5,751,259)	461,915	(16,898,074)

Comprehensive loss	(11,353,837)	(31,057,260)	(9,223,959)	(30,122,525)
See accompanying notes to the consolidated financial statements

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

1.	Nature of operations and organization

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate.  Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream consists of both Midstream Refining and Midstream Liquefaction.  Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the Liquefied Natural Gas Project (”LNG project”) in PNG.  Downstream includes Wholesale and Retail Distribution of refined products in PNG.  Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations.  Common and integrated costs are recovered from business segments on an equitable driver basis.

2.	Significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below.  These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern.

The consolidated financial statements for the nine months ended September 30, 2010 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying Company’s accounting policies.  These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.

Rate Regulation

InterOil is currently the sole refiner of hydrocarbons in Papua New Guinea.  The Company’s 30 year project agreement with the Papua New Guinea Government expires in 2035.  The government has undertaken to ensure that all domestic distributors purchase their refined petroleum products from the Company’s refinery, or any other refinery which is constructed in Papua New Guinea, at an Import Parity Price (”IPP”).  The IPP is monitored by the Papua New Guinea Independent Consumer and Competition Commission (”ICCC”).  In general, the IPP is the price that would be paid in Papua New Guinea for a refined product being imported.  For all price controlled products (diesel, unleaded petrol, kerosene and aviation fuel) produced and sold locally in Papua New Guinea, the IPP is calculated by adding the costs that would typically be incurred to import such product to the posted price for such product in Singapore.  In November 2007, the IPP was modified by changing the Singapore benchmark price from the ‘Singapore Posted Prices’ which is no longer being updated, to ‘Mean of Platts Singapore’ (“MOPS”) which is the benchmark price for refined products in the region in which we operate.

InterOil is also a significant participant in the retail and wholesale distribution business in Papua New Guinea.  The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea.  The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.  In June 2009, the ICCC commenced a review into the pricing arrangements for petroleum products in Papua New Guinea.  The last such review was undertaken during 2004 and was due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period. We provided detailed submissions to the ICCC.  After a number of consultations with industry participants and numerous deferrals, the ICCC released its final report in November 2010.  The report recommends an increase in margins for wholesaling and certain other activities while the retail margin is to remain the same.  It also recommends some increases in monitoring industry activity in PNG.  The report and recommendations it contains appear beneficial for the industry in PNG including our Downstream business.  The revised pricing and monitoring regime will next be reviewed at the end of 2014.

No rate regulated assets or liabilities have been recognized as any gains or losses made due to rate regulation are to the Company’s account, and are not repayable/recoverable in the future.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(b)	Going concern

These consolidated financial statements have been prepared using Canadian GAAP applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

For the nine months ended September 30, 2010, the Company reported a loss of $9.7 million as compared to a loss of $13.2 million for the same period of 2009.  The current period loss is net of $12.0 million expense in relation to the legal settlement of the Todd Peters litigation (refer note 26), and $8.8 million loss on extinguishment of IPI liability in relation to 0.4% interest bought by the Company from an investor during the quarter.  The total operating cash outflow was $13.2 million for the nine months compared to an inflow of $51.2 million in the same period of 2009.  The Company reported a net operating cash inflow, before working capital movements, of $34.3 million for the nine months compared to $51.4 million during the same period of 2009.  The net current assets as at September 30, 2010 amounted to $59.3 million compared to $104.2 million as at September 30, 2009.  The Company has cash, cash equivalents and cash restricted of $66.8 million as at September 30, 2010 (September 2009 - $88.6 million), of which $30.7 million is restricted (September 2009 - $27.9 million).

The Company has a short term total working capital facility of $190.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas.  The working capital facility is split between Facility 1 and Facility 2, with their respective sub-limits and restricted usage for each of these components (refer to note 15 for further information on the split between the two facilities).  As part of the prior year renewal process which was completed in the quarter ended December 31, 2009, the facility was renewed for a period of fifteen months ending December 31, 2010.  This facility is secured by the assets it is drawn down against.  As at September 30, 2010 $78.5 million of the combined facility has been utilized, and the remaining facility of $111.5 million remains available for use.

The Company has an approximate $48.8 million (Papua New Guinea Kina 130.0 million) revolving working capital facility for its Downstream operations in Papua New Guinea from Bank of South Pacific Limited (“BSP”) and Westpac Bank PNG Limited. Westpac facility limit is approximately $30.0 million (Papua New Guinea Kina 80.0 million) and the BSP facility limit is approximately $18.8 million (Papua New Guinea Kina 50.0 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  The BSP facility is renewable annually and was renewed in October 2010.  As at September 30, 2010, $4.8 million (Papua New Guinea Kina 12.8 million) of this combined facility has been utilized, and $44.0 million (Papua New Guinea Kina 117.2 million) of this facility remains available for use.  Management expects these facilities to be renewed in due course as these working capital facilities are fully secured against trade debtors, inventory and cash deposits.

With respect to its Upstream operations, the Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) are met. Refer note 26 for further information on these commitments.

On August 04, 2010, the Company finalized a Joint Venture Operating Agreement (“JVOA”) for a proposed Condensate Stripping Plant (“CSP”) with Mitsui & Co. Ltd.  The capital cost for the CSP is currently estimated at $550.0 million, with approximately $32.0 million of this being incurred for front end engineering design.  Mitsui will be responsible for arranging or providing financing for the capital costs of the plant.  Final Investment Decision (“FID”) by the JVOA partners is expected by the end of March 2011, following completion of engineering and design work, financing agreements and further regulatory approvals.  In the event that a positive FID is not reached or made, InterOil will be required to refund all of the capital expenditure they incurred within a specified period.

On August 11, 2010, InterOil signed a short term secured credit facility for $25.0 million with Clarion Finanz AG.  The amount was received in two installments of $12.5 million each on August 11, 2010 and August 30, 2010, less $1.0 million in financing fees that were paid by the Company to Clarion Finanz AG.  The facility will mature on January 31, 2011 with an interest rate of 10% per annum.

To provide flexibility for its capital requirements, subsequent to the quarter ended September 30, 2010, on November 2, 2010, the Company filed a shelf prospectus for a total of $300.0 million securities issue with the Alberta Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system.  These filings will enable the Company to issue up to $300.0 million of its debt securities, common shares, preferred shares and/or warrants ("Securities") in one or more offerings conducted prior to December 2, 2012.  Subsequent to the quarter end, on November 5, 2010, we have undertaken concurrent public offerings of $70.0 million aggregate principal amount of 2.75% convertible senior notes due 2015 and 2,799,950 common shares at an exercise price of $75.00 per share for $210.0 million, raising gross proceeds of $280.0 million from the combined offerings.  The net proceeds after deducting the underwriting discounts, commissions and estimated offering expenses are $266.0 million.  The concurrent offerings closed on November 10, 2010

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, condensate stripping plant development, and the liquefaction plant development.  Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans.

Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives.  Accordingly, these financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c)	Principles of consolidation

The accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 of the audited consolidated financial statements for the year ended December 31, 2009.  Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2009.

(d)	Changes in accounting policies

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective for the year beginning January 1, 2010, no items have been identified as having any material impact on the Company’s financial statements.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk.  The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.  The Company uses derivative financial instruments to hedge certain market and price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors.  The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units.  The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee.  The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

(a)	Market risk

(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.  The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.  The consolidated financial statements are presented in United States Dollars which is InterOil’s functional and reporting currency.  Most of the Company’s transactions are undertaken in United States Dollars (“USD”), Papua New Guinea Kina (“PGK”),  Australian Dollars (“AUD”) and Singapore Dollars (“SGD”).

The Papua New Guinea Kina exposures mainly relate to the exchange rates achieved from the banks on transfer of PGK sale proceeds to USD to repay the Company’s crude cargo borrowings. The rates achieved fluctuates significantly based on other exporters/importers looking to convert their USD into PGK, and is also by seasonality based on farm produce exports.  The Company is unable to do any hedging due to PGK illiquidity and small size of the market.  The translation of PGK denominated balances in the Company’s operating entities into USD at period ends can also result in material impact on the foreign exchange gains/losses on consolidation.

Changes in the PGK to USD exchange rate can affect the Company’s Midstream Refining results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay the Company’s crude cargo borrowings.  The foreign exchange movement also impacts equity as translation gains/losses of the Company’s Downstream operations from PGK to USD is included in other comprehensive income as these are self-sustaining operations.

The PGK strengthened against the USD during the nine months ended September 30, 2010 (from 0.3700 to 0.3750).

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The financial instruments denominated in Papua New Guinea Kina and translated to USD as at September 30, 2010 are as follows:

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Financial Assets
Cash and cash equivalents	10,659,971	19,026,270	13,385,246
Cash restricted	128,193	124,858	122,129
Receivables	39,234,091	36,841,246	38,653,615
Other financial assets	568,736	6,459,541	732,584

Financial liabilities
Payables	3,709,844	19,808,982	11,159,403
Working capital facility	4,798,230	7,832,266	1,132,029

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the US dollar to the Papua New Guinea Kina, with all other variables held constant.  Certain USD debt and other financial assets and liabilities are not held in the functional currency of the relevant subsidiary.  This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities.  These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company’s accounting policy.  If PGK strengthens against the USD, it will result in a gain, and vice versa.

	Nine months ended		Nine months ended
	September 30, 2010		September 30, 2009
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$

Post-tax gain/(loss)
Effect of 5% appreciation of PGK	20,236,623	4,619,158	6,313,369	3,965,807

The changes in AUD/SGD to USD exchange rate can affect the Company’s Corporate results as the expenses of the Corporate offices in Australia and Singapore are incurred in the respective local currencies.  The AUD and SGD exposures are minimal currently as funds are transferred to AUD/SGD from USD as required.  No material balances are held in AUD/SGD.  However, we are exposed to translation risks resulting from AUD/SGD fluctuations as in country costs are being incurred in AUD/SGD and reporting for those costs being in USD.  The Company has entered into AUD to USD foreign currency forward contracts to manage the foreign exchange risk in relation to the expenses to be incurred in AUD.

(ii) Price risk
The Midstream Refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery when sold to Downstream operations and other distributors.  The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee.  All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

The following table summarizes the sensitivity of the crude and finished product inventory held at balance sheet date to $10.0 movement in benchmark pricing, with all other variables held constant.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Nine months ended		Nine months ended
	September 30, 2010		September 30, 2009
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$

Post-tax gain/(loss)
$10 increase in benchmark pricing	8,452,931	-	9,125,682	-

(iii) Interest rate risk
Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.

As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk.  Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.  The Company is actively seeking to manage its cash flow interest-rate risks.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	September 30, 2010	December 31, 2009	September 30, 2009	Cash flow/fair value interest rate risk
	$	$	$
Financial Assets
Cash and cash equivalents	187,500	1,484,987	4,965,648	fair value interest rate risk
Cash and cash equivalents	35,878,619	44,964,832	55,738,108	cash flow interest rate risk
Cash restricted	299,465	282,555	276,254	fair value interest rate risk
Cash restricted	30,424,565	29,026,020	27,602,320	cash flow interest rate risk
Financial liabilities
OPIC secured loan	49,000,000	53,500,000	58,000,000	fair value interest rate risk
Mitsui unsecured loan	2,727,291	-	-	cash flow interest rate risk
Clarion Finanz A.G. Unsecured loan	25,000,000	-	-	fair value interest rate risk
BNP working capital facility	46,105,706	16,794,153	-	cash flow interest rate risk
Westpac working capital facility	4,798,230	7,832,266	1,132,029	cash flow interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant.  Increase in LIBOR rates will result in a higher expense for the Company.

	Nine months ended		Nine months ended
	September 30, 2010		September 30, 2009
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact

Post-tax loss/(gain)
LIBOR +1%	206,247	-	72,206	-

(iv) Product risk
The composition of the crude feedstock will vary the refinery output of products.  The 2010 year to date output achieved includes gasoline and distillates fuels (which includes diesel and jet fuels) 51% (2009 – 60%), and naphtha and low sulphur waxy residue 43% (Sep 2009 – 34%).  The product yields obtained will vary based on the type of crude feedstock used.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, aiming to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b)	Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

•	sufficient cash and marketable securities;
•	access to, or availability of, funding through an adequate amount of committed credit facilities; and
•	the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss.  Refer to liquidity risk related disclosures in Note 2(b) Going Concern.

Financing arrangements
The Company had the following established undrawn borrowing facilities at the reporting date:

		Undrawn Amount
	Total Facility	September 30, 2010
	$	$
Facility
OPIC secured loan	49,000,000	-
Mitsui unsecured loan	2,727,291	-
Clarion Finanz A.G. secured loan	25,000,000	-
BNP Paribas working capital facility 1 (note 15)	130,000,000	51,524,294
BNP Paribas working capital facility 2 (note 15)	60,000,000	60,000,000
Westpac working capital facility	30,000,000	25,201,770
BSP working capital facility	18,750,000	18,750,000
	315,477,291	155,476,064

Maturities of financial liabilities
The tables below analyses the Company’s financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 5 years	More than 5 years	Total contractual cash flow
Non-derivatives
Accounts payable and accrued liabilities (note 12)	90,553,035	-	-	90,553,035
Working capital facility (note 15)	50,903,936	-	-	50,903,936
Secured and unsecured loans (note 18)	36,727,291	36,000,000	4,000,000	76,727,291
Total non-derivatives	178,184,262	36,000,000	4,000,000	218,184,262

Derivatives
Derivative contracts (note 7)	66,090	-	-	66,090
Total derivatives	66,090	-	-	66,090
	178,250,352	36,000,000	4,000,000	218,250,352

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The ageing of accounts payables and accrued liabilities are as follows:

		Payable ageing between
Accounts payable and accrued liabilities	Total	<30 days	30-60 days	>60 days
	$	$	$	$
September 30, 2010	90,553,035	87,082,234	2,531,989	938,812
December 31, 2009	59,372,354	57,048,258	838,973	1,485,123
September 30, 2009	132,085,898	130,657,367	767,068	661,463

(c)	Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company.  The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets.  A significant amount of the Company’s export sales are made to two customers which represented $180,857,527 (Sep 2009 - $72,639,054) or 30% (Sep 2009 – 15%) of total sales in the nine months ended September 30, 2010.  The Company’s domestic sales for the nine months ended September 30, 2010 were not dependent on a single customer or geographic region of Papua New Guinea.  The export sales to two customers is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.  The receivables from these customers are current as at September 30, 2010.  The Company actively manages credit risk by routinely monitoring the credit ratings of Company’s customers and ageing of trade receivables.  The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with banks which have acceptable credit ratings.

The maximum exposure to credit risk at the reporting date was as follows:

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Current
Cash and cash equivalents	36,066,119	46,449,819	60,703,756
Cash restricted	24,266,163	22,698,829	21,099,746
Trade receivables	54,035,914	61,194,136	59,462,710
Commodity derivative contracts	321,995	-	77,525
Non-current
Cash restricted	6,457,867	6,609,746	6,778,828

The ageing of receivables at the reporting date was as follows (the ageing days relates to balances past due):

		Receivable ageing
Net trade receivables	Total	Current	<30 days	30-60 days	>60 days
	$	$	$	$	$
September 30, 2010	54,035,914	25,533,465	9,056,664	6,630,507	12,815,279
December 31, 2009	61,194,136	49,805,924	4,844,492	1,666,797	4,876,923
September 30, 2009	59,462,710	43,059,892	11,383,852	2,131,316	2,887,650

The impairment of receivables at the reporting date was as follows:

			Overdue	Overdue
Gross trade receivables	Total	Current	(not impaired)	(impaired)
	$	$	$	$
September 30, 2010	57,325,871	25,533,465	28,502,450	3,289,957
December 31, 2009	64,797,478	49,805,924	11,388,212	3,603,342
September 30, 2009	63,733,796	43,059,892	16,402,818	4,271,086

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

Impairment is assessed by the Company’s Credit department on an individual customer basis, based on customer ratings and payment cycles of the customers.  An impairment provision is taken for all receivables where objective evidence of impairment exists.  The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

The movement in impaired receivables for the nine months ended September 30, 2010 was as follows:

	Nine months ended	Year ended	Nine months ended
	September 30, 2010	December 31, 2009	September 30, 2009
	$	$	$

Trade receivables - Impairment provisions
Opening balance	3,603,342	4,608,296	4,608,296
Amounts written off during the period	-	(1,262,699)	-
Movement in provisions, net of reversals made	(313,385)	257,745	(337,210)
Closing balance	3,289,957	3,603,342	4,271,086

(d)	Geographic risk

The operations of InterOil are concentrated in Papua New Guinea.

(e)	Financing facilities

As at September 30, 2010, the Company had drawn down against the following financing facilities:

a.	BNP working capital facility (refer note 15)
b.	Westpac working capital facility (refer note 15)
c.	OPIC secured loan facility (refer note 18)
d.	Mitsui unsecured loan facility (refer note 18)
e.	Clarion Finance A.G. secured loan facility (refer note 18)

Repayment obligations in respect of the amount of the facilities utilized are as follows:

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Due:
No later than one year	87,631,227	33,626,419	10,132,029
Later than one year but not later than two years	9,000,000	9,000,000	9,000,000
Later than two years but not later than three years	9,000,000	9,000,000	9,000,000
Later than three years but not later than four years	9,000,000	9,000,000	9,000,000
Later than four years but not later than five years	9,000,000	9,000,000	9,000,000
Later than five years	4,000,000	8,500,000	13,000,000
	127,631,227	78,126,419	59,132,029

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(f)	Effective interest rates and maturity profile

	Floating	Fixed interest maturing between						Non-interest	Total	Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	bearing		interest
September 30, 2010	rate	or less					5 years			rate
	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	35,878,619	187,500	-	-	-	-	-	-	36,066,119	0.38%
Cash restricted	30,424,565	299,465	-	-	-	-	-	-	30,724,030	2.66%
Receivables	-	-	-	-	-	-	-	54,035,914	54,035,914	-
Other financial assets	-	-	-	-	-	-	-	1,575,043	1,575,043	-
	66,303,184	486,965	-	-	-	-	-	55,610,957	122,401,106
Financial liabilities
Payables	-	-	-	-	-	-	-	90,553,035	90,553,035	-
Interest bearing liabilities	53,631,227	34,000,000	9,000,000	9,000,000	9,000,000	9,000,000	4,000,000	-	127,631,227	6.79%
Other financial liabilities	-	-	-	-	-	-	-	66,090	66,090	-
	53,631,227	34,000,000	9,000,000	9,000,000	9,000,000	9,000,000	4,000,000	90,619,125	218,250,352

	Floating	Fixed interest maturing between						Non-interest	Total	Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	bearing		interest
December 31, 2009	rate	or less					5 years			rate
	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	44,964,832	1,484,987	-	-	-	-	-	-	46,449,819	0.57%
Cash restricted	29,026,019	282,556	-	-	-	-	-	-	29,308,575	2.40%
Receivables	-	-	-	-	-	-	-	61,194,136	61,194,136	-
Other financial assets	-	-	-	-	-	-	-	6,964,950	6,964,950	-
	73,990,851	1,767,543	-	-	-	-	-	68,159,086	143,917,480
Financial liabilities
Payables	-	-	-	-	-	-	-	59,372,354	59,372,354	-
Interest bearing liabilities	24,626,419	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	8,500,000	-	78,126,419	6.89%
	24,626,419	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	8,500,000	59,372,354	137,498,773

	Floating	Fixed interest maturing between						Non-interest	Total	Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	bearing		interest
September 30, 2009	rate	or less					5 years			rate
	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	55,738,108	4,965,648	-	-	-	-	-	-	60,703,756	0.53%
Cash restricted	27,602,320	276,254	-	-	-	-	-	-	27,878,574	2.27%
Receivables	-	-	-	-	-	-	-	40,126,498	40,126,498	-
Other financial assets	-	-	-	-	-	-	-	2,834,453	2,834,453	-
	83,340,428	5,241,902	-	-	-	-	-	42,960,951	131,543,281
Financial liabilities
Payables	-	-	-	-	-	-	-	131,807,259	131,807,259	-
Interest bearing liabilities	1,132,029	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	13,000,000	-	59,132,029	6.89%
	1,132,029	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	13,000,000	131,807,259	190,939,288

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(g)	Fair values

	September 30, 2010		December 31, 2009		September 30, 2009		Fair value	Method of
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	valuation
	$	$	$	$	$	$	$	$
Financial instruments
Loans and receivables
Receivables	54,035,914	54,035,914	61,194,136	61,194,136	59,462,710	59,462,710		Amortized Cost
Held for trading
Derivative contracts (note 7)	255,905	255,905	-	-	77,525	77,525	Level 2	Fair Value - See (1) below
Financial assets
Cash and cash equivalents	36,066,119	36,066,119	46,449,819	46,449,819	60,703,756	60,703,756		Cost
Cash restricted	30,724,030	30,724,030	29,308,575	29,308,575	27,878,574	27,878,574		Cost

Financial liabilities at amortized cost
Current liabilities:
Accounts payable and accrued liabilities (note 12)	90,553,035	90,553,035	59,372,354	59,372,354	132,085,898	132,085,898		Cost
Working capital facility (note 15)	50,903,936	50,903,936	24,626,419	24,626,419	1,132,029	1,132,029		Cost
Current portion of secured and unsecured loans (note 18)	36,060,624	36,209,386	9,000,000	9,255,632	9,000,000	9,093,361		Amortized cost See (2) below
Non-current liabilities
Secured loan (note 18)	39,257,236	44,029,196	43,589,278	47,696,040	48,033,292	52,459,201		Amortized cost See (2) below

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature.  The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ is the only item from the above table that is measured at fair value on a recurring basis.  All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at cost or historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.  The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity.  The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf.

(2) The fair value of the secured loan is based on discounted cash flow analysis using a current market interest rate applicable for the loan arrangement, being the current interest rate on a U.S. treasury note with the same approximate maturity profile plus the OPIC spread (3%).

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(h)	Capital management

The Finance department of the Company is responsible for capital management.  This involves the use of operating and development economic forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management strategy.  Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s expenditure requirements.

The Company is actively managing the gearing levels and raising equity/debt as required for optimizing shareholder returns.  The Company is managing its gearing levels by maintaining the debt-to-capital ratio (long term debt/(shareholders’ equity + long term debt)) at 50% or less.  The gearing levels were 10% in September 2010 (13% in September 2009).

The optimum gearing levels for the Company are overseen by the Board of Directors based on recommendations by Management.  Recommendations are based on operating cash flows, future cash needs for development, capital market conditions, economic conditions, and will be reassessed as situations change.

On August 04, 2010, the Company finalized a JVOA for a proposed CSP with Mitsui & Co. Ltd.  The capital cost for the CSP is currently estimated at $550.0 million, with approximately $32.0 million of this being expended for front end engineering design.  Mitsui will be responsible for arranging or providing financing for the capital costs of the plant.  FID by the JVOA partners is expected by the end of March 2011, following completion of engineering and design work, financing agreements and further regulatory approvals.  In the event that a positive FID is not reached or made, InterOil will be required to refund all of the capital expenditure they incurred within a specified period.

On August 11, 2010, InterOil signed a short term secured credit facility of $25.0 million with Clarion Finanz AG.  The amount was received in two installments of $12.5 million each on August 11, 2010 and August 30, 2010.  The facility will mature on January 31, 2011 with an interest rate of 10% per annum.

Subsequent to the quarter end, on November 5, 2010, we have undertaken concurrent public offerings of $70.0 million aggregate principal amount of 2.75% convertible senior notes due 2015 and 2,799,950 common shares at an exercise price of $75.00 per share for $210.0 million, raising gross proceeds of $280.0 million from the combined offerings.  The net proceeds after deducting the underwriting discounts, commissions and estimated offering expenses are $266.0 million.  The concurrent offerings closed on November 10, 2010.  These offerings were made pursuant to individual prospectus supplements to the base shelf prospectus dated November 2, 2010.  The base shelf prospectus and the prospectus supplements are publicly available.

4.	Segmented financial information

As stated in note 1, management has identified four major business segments - Upstream, Midstream, Downstream and Corporate.  The Corporate segment includes assets and liabilities that do not specifically relate to the other business segments.  Results in this segment primarily include management expenses, financing costs and interest income. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 in the annual financial statements.  Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.  Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided.  The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Quarter ended September 30, 2010	Upstream	Midstream - Refining and Marketing	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	74,222,923	-	133,253,727	-	-	207,476,650
Intersegment revenues	-	99,141,223	-	10,175	12,178,490	(111,329,888)	-
Interest revenue	2,967	14,475	156	2,971	6,116,064	(6,106,932)	29,701
Other revenue	711,232	-	-	240,598	-	-	951,830
Total segment revenue	714,199	173,378,621	156	133,507,471	18,294,554	(117,436,820)	208,458,181

Cost of sales and operating expenses	-	155,703,301	-	128,018,008	-	(98,012,842)	185,708,467
Administrative, professional and general expenses	3,501,658	2,984,615	4,513,425	3,518,556	12,788,346	(14,194,940)	13,111,660
Derivative loss/(gain)	-	66,090	-	-	(607,818)	-	(541,728)
Foreign exchange loss/(gain)	1,252,411	(1,160,030)	74,509	297,065	(1,375,341)	(20)	(911,406)
Gain on sale of exploration assets	(2,140,783)	-	-	-	-	-	(2,140,783)
Loss on extinguishment of IPI liability	8,795,059	-	-	-	-	-	8,795,059
Litigation settlement expense	-	-	-	-	12,000,000	-	12,000,000
Exploration costs, excluding exploration impairment	1,058,762	-	-	-	-	-	1,058,762
Depreciation and amortisation	232,128	2,195,269	6,222	738,596	16,872	(32,491)	3,156,596
Interest expense	4,599,690	1,692,698	376,081	938,493	342,306	(6,106,931)	1,842,337
Total segment expenses	17,298,925	161,481,943	4,970,237	133,510,718	23,164,365	(118,347,224)	222,078,964
Income/(loss) before income taxes and non- controlling interest	(16,584,726)	11,896,678	(4,970,081)	(3,247)	(4,869,811)	910,404	(13,620,783)
Income tax benefit/(expense)	-	100,819	272	(321,326)	(529,362)	-	(749,597)
Non controlling interest	-	-	-	-	-	(2,400)	(2,400)
Total net income/(loss)	(16,584,726)	11,997,497	(4,969,809)	(324,573)	(5,399,173)	908,004	(14,372,780)

Quarter ended September 30, 2009	Upstream	Midstream - Refining and Marketing	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	64,785,786	-	107,276,671	-	-	172,062,457
Intersegment revenues	-	76,456,755	-	46,288	6,181,709	(82,684,752)	-
Interest revenue	3,991	31,100	779	76,987	3,831,535	(3,824,242)	120,150
Other revenue	1,007,425	21,285	-	311,715	73,640	-	1,414,065
Total segment revenue	1,011,416	141,294,926	779	107,711,661	10,086,884	(86,508,994)	173,596,672
Cost of sales and operating expenses	-	127,491,519	-	97,657,908	-	(76,188,919)	148,960,508
Administrative, professional and general expenses	1,317,440	2,899,273	2,105,715	3,673,538	8,609,952	(6,227,997)	12,377,921
Derivative loss	-	(77,525)	-	-	-	-	(77,525)
Foreign exchange (gain)/loss	240,667	2,783,008	14,274	(161,562)	(502,603)	-	2,373,784
Loss on extinguishment of IPI liability	28,561,989	-	-	-	-	-	28,561,989
Exploration costs, excluding exploration impairment	(12,149)	-	-	-	-	-	(12,149)
Depreciation and amortisation	131,515	2,754,647	10,497	657,973	40,070	(32,492)	3,562,210
Interest expense	2,164,020	1,681,950	347,803	1,045,252	-	(3,824,242)	1,414,783
Total segment expenses	32,403,482	137,532,872	2,478,289	102,873,109	8,147,419	(86,273,650)	197,161,521
Income/(loss) before income taxes and non- controlling interest	(31,392,066)	3,762,054	(2,477,510)	4,838,552	1,939,465	(235,344)	(23,564,849)
Income tax expense	-	-	(3,152)	(1,398,531)	(338,717)	-	(1,740,400)
Non controlling interest	-	-	-	-	-	(752)	(752)
Total net income/(loss)	(31,392,066)	3,762,054	(2,480,662)	3,440,021	1,600,748	(236,096)	(25,306,001)

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Nine months ended September 30, 2010	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	246,971,247	-	361,724,125	-	-	608,695,372
Intersegment revenues	-	272,379,608	-	69,821	23,967,027	(296,416,456)	-
Interest revenue	11,782	41,645	546	20,124	17,741,392	(17,710,122)	105,367
Other revenue	3,049,186	95,281	-	680,782	-	-	3,825,249
Total segment revenue	3,060,968	519,487,781	546	362,494,852	41,708,419	(314,126,578)	612,625,988

Cost of sales and operating expenses	-	467,872,037	-	337,427,005	-	(269,558,628)	535,740,414
Administrative, professional and general expenses	8,320,260	8,536,115	5,092,539	10,834,420	29,304,744	(26,043,122)	36,044,956
Derivative loss/(gain)	-	529,440	-	-	(389,821)	-	139,619
Foreign exchange loss/(gain)	1,928,300	5,401,875	61,331	1,006,916	(848,475)	(20)	7,549,927
Gain on sale of exploration assets	(2,140,783)	-	-	-	-	-	(2,140,783)
Loss on extinguishment of IPI liability	8,795,059	-	-	-	-	-	8,795,059
Litigation settlement expense	-	-	-	-	12,000,000	-	12,000,000
Exploration costs, excluding exploration impairment	3,372,325	-	-	-	-	-	3,372,325
Depreciation and amortisation	448,781	7,655,168	18,667	2,049,592	89,974	(97,475)	10,164,707
Interest expense	13,046,277	5,075,359	1,068,543	2,905,142	382,707	(17,710,122)	4,767,906
Total segment expenses	33,770,219	495,069,994	6,241,080	354,223,075	40,539,129	(313,409,367)	616,434,130
Income/(loss) before income taxes and non-controlling interest	(30,709,251)	24,417,787	(6,240,534)	8,271,777	1,169,290	(717,211)	(3,808,142)
Income tax benefit/(expense)	-	(437,919)	184	(4,206,156)	(1,229,045)	-	(5,872,936)
Non controlling interest	-	-	-	-	-	(4,796)	(4,796)
Total net income/(loss)	(30,709,251)	23,979,868	(6,240,350)	4,065,621	(59,755)	(722,007)	(9,685,874)

Total assets	258,764,216	335,329,486	11,433,426	117,782,843	678,098,373	(671,653,409)	729,754,935

Nine months ended September 30, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	209,575,086	-	270,898,599	-	-	480,473,685
Intersegment revenues	-	191,440,085	-	114,654	16,492,391	(208,047,130)	-
Interest revenue	11,743	128,483	7,420	112,114	9,914,144	(9,888,635)	285,269
Other revenue	2,270,559	21,285	-	630,538	73,640	-	2,996,022
Total segment revenue	2,282,302	401,164,939	7,420	271,755,905	26,480,175	(217,935,765)	483,754,976

Cost of sales and operating expenses	-	352,313,137	-	248,738,612	-	(189,673,403)	411,378,346
Administrative, professional and general expenses	3,889,309	7,772,143	5,909,906	9,909,874	21,130,809	(16,607,045)	32,004,996
Derivative gain	-	(1,008,585)	-	-	-	-	(1,008,585)
Foreign exchange loss/(gain)	918,880	5,008,904	(43,392)	(825,428)	(1,579,449)	-	3,479,515
Gain on sale of exploration assets	(1,087,483)	-	-	-	-	-	(1,087,483)
Loss on extinguishment of IPI liability	28,561,989	-	-	-	-	-	28,561,989
Exploration costs, excluding exploration impairment	234,972	-	-	-	-	-	234,972
Depreciation and amortisation	393,644	8,166,700	50,773	1,970,794	232,122	(97,476)	10,716,557
Interest expense	5,279,280	5,176,730	840,702	3,199,796	3,925,198	(9,888,635)	8,533,071
Total segment expenses	38,190,591	377,429,029	6,757,989	262,993,648	23,708,680	(216,266,559)	492,813,378
Income/(loss) before income taxes and non-controlling interest	(35,908,289)	23,735,910	(6,750,569)	8,762,257	2,771,495	(1,669,206)	(9,058,402)
Income tax expense	-	-	(47,567)	(2,616,119)	(1,497,616)	-	(4,161,302)
Non controlling interest	-	-	-	-	-	(4,747)	(4,747)
Total net income/(loss)	(35,908,289)	23,735,910	(6,798,136)	6,146,138	1,273,879	(1,673,953)	(13,224,451)

Total assets	177,124,603	304,727,891	11,048,525	108,511,142	565,168,806	(529,372,522)	637,208,445

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

5.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Cash on deposit	36,066,119	46,449,819	60,703,756
	36,066,119	46,449,819	60,703,756

In the nine months ended September 30, 2010, cash and cash equivalents earned an average interest rate of 0.38% per annum (2009 – 0.53%).

6.	Supplemental cash flow information

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$
Cash paid during the year
Interest	588,573	139,355	2,947,950	2,927,639
Income taxes	1,236,936	465,821	3,250,772	1,461,179
Interest received	25,664	119,910	99,985	284,202
Non-cash investing and financing activities:
(Decrease)/increase in deferred gain on contributions to LNG project	-	-	-	(4,420,838)
Loss/(gain) on proportionate consolidation of LNG project	-	-	-	724,357
Increase in goodwill on acquisition of additional LNG interest	-	864,377	-	864,377
Increase in share capital from:
buyback of Merrill Lynch interest in LNG Project	-	-	-	11,250,000
Non-cash investing and financing activities:
Increase in accrued liabilities on buyback of IPI#3 investor rights	-	36,711,750	-	36,711,750
Increase in share capital from:
the exercise of share options and vesting of restricted stock	2,295,910	245,261	6,219,288	1,826,366
the exercise of warrants	-	1,899,476	-	1,899,476
buyback of IPI #3 investor rights	10,830,612	19,767,865	10,830,612	19,767,865
conversion of debentures into share capital	-	-	-	77,089,723
debentures interest obligation settled in shares	-	-	-	2,352,084

7.	Financial instruments

Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing.  In the nine months ended September 30, 2010, the Company earned nil interest (2009 – nil) on the cash on deposit which related to the working capital facility.  However, the cash deposit relating to the BNP working capital facility reduced the interest costs relating to the facility usage in the nine months ended September 30, 2010 by 3.33% (2009 – 2.96%).

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

7.	Financial instruments (cont’d)

Cash restricted, which mainly relates to the working capital facility, is comprised of the following:

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Cash deposit on working capital facility (0.0%)	24,266,163	22,698,829	21,099,746
Cash restricted - Current	24,266,163	22,698,829	21,099,746

Bank term deposits on Petroleum Prospecting Licenses (3.9%)	128,193	124,858	122,129
Cash deposit on office premises (4.7%)	171,278	157,698	154,125
Cash deposit on secured loan (0.1%)	6,158,396	6,327,190	6,502,574
Cash restricted - Non-current	6,457,867	6,609,746	6,778,828
	30,724,030	29,308,575	27,878,574

Cash held as deposit on the BNP working capital facility supports the Company’s working capital facility with BNP Paribas.  The balance is based on 20% of the outstanding balance of the BNP working capital facility 1 (refer note 15) plus any amounts that are fully cash secured.  The cash deposit on this facility did not receive interest during the nine months as these deposit amounts reduced the interest being charged by BNP on the facility utilization.

The cash held as deposit on secured loan is used to support the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”) and relates to one half yearly installment of $4.5 million and the related interest that will be payable with the next installment.

Bank term deposits on Petroleum Prospecting Licenses are unavailable for use while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.

Commodity derivative contracts

InterOil uses derivative commodity instruments to manage its exposure to price volatility on a portion of its refined product and crude inventories.

At September 30, 2010, InterOil had a net payable of $66,090 (Dec 2009 – $nil, Sep 2009 – receivable of $77,525) relating to commodity hedge contracts.  Of this total, a receivable of $nil (Dec 2009 – $nil, Sep 2009 - $nil) relates to hedge accounted contracts as at September 30, 2010 and a payable of $66,090 (Dec 2009 – $nil, Sep 2009 – receivable of $77,525) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.  The gain on hedges for which final pricing will be determined in future periods was $nil (Dec 2009 – $nil, Sep 2009 - $3,754,475) and has been included in comprehensive income.

a. Hedge accounted contracts:

The Company had no outstanding hedge accounted derivative contracts as at September 30, 2010, December 31, 2009 or September 30, 2009.

A gain of $nil was recognized from the effective portion of priced out hedge accounted contracts for the nine months ended September 30, 2010 (Sep 2009 – $13,426,225).  This net gain is included in the sales and cost of sales lines in the consolidated statement of operations.  A gain of $nil (Sep 2009 - $349,800) on the ineffective portion of these priced out hedge accounted contracts is included in derivative gain/(loss) in the consolidated statement of operations.

b. Non-hedge accounted derivative contracts:

In addition to the above hedge accounted contracts, as at September 30, 2010, the Company had the following open non-hedge accounted derivative contracts outstanding.  Any gains/losses on these contracts are disclosed separately in the statement of operations for the period.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

7.	Financial instruments (cont’d)

As at September 30, 2010, the Company had the following open non-hedge accounted derivative contracts outstanding.  Any gains/losses on these contracts are disclosed separately in the statement of operations for the period.

Derivative	Type	Notional	Expiry	Derivative type	Fair Value
		Volumes			September 30, 2010
		(bbls)			$
Naphtha Swap	Sell naphtha	6,000	Q4 2010	Cash flow hedge - Manages the export price risk of naphtha	(66,090)
(66,090)
Add: Priced out non-hedge accounted contracts as at September 30, 2010					-
(66,090)

As at September 30, 2009:

Derivative	Type	Notional	Expiry	Derivative type	Fair Value
		Volumes			September 30, 2009
		(bbls)			$
None Outstanding	-	-	-	-	-
-
Add: Priced out non-hedge accounted contracts as at September 30, 2009					77,525
77,525

The Company had no outstanding non-hedge accounted derivative contracts as at December 31, 2009.

A loss of $529,440 was recognized on the non-hedge accounted derivative contracts for the nine months ended September 30, 2010 (Sep 2009 – gain of $658,785).  This loss is included in derivative gain/(loss) in the consolidated statement of operations.

Currency derivative contracts

During the quarter ended June 30, 2010, the Company started to enter into AUD to USD foreign currency forward contracts to minimize the foreign exchange risk in relation to the expenses to be incurred in AUD.  As at September 30, 2010, InterOil had a net receivable of $321,995 in relation to the outstanding non-hedge accounted currency derivative contracts.

Derivative	Type	USD	Expiry	Derivative type	Fair Value
		Contract			September 30, 2010
		Amount ($)			$
Currency Futures	Buy AUD	1,000,000	Q4 2010	Cash flow hedge - Manages the foreign currency risk between AUD and USD	163,618
Currency Futures	Buy AUD	500,000	Q4 2010	Cash flow hedge - Manages the foreign currency risk between AUD and USD	52,712
Currency Futures	Buy AUD	1,000,000	Q4 2010	Cash flow hedge - Manages the foreign currency risk between AUD and USD	105,665
					321,995
Add: Priced out non-hedge accounted contracts as at September 30, 2010					-
					321,995

A gain of $389,821 (Sep 2009 - $nil) was recognized on the non-hedge accounted derivative contracts for the nine months ended September 30, 2010.  This gain is included in derivative gain/(loss) in the consolidated statement of operations.

8.	Trade receivables

InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, receivables up to $60,000,000 (refer to note 15).  As at September 30, 2010, $nil (Dec 2009 - $nil, Sep 2009 - $nil) in outstanding trade receivables had been sold with recourse under the facility.  As the sale is with recourse, the discounted receivables, if any, are retained on the balance sheet and included in the accounts receivable and the sale proceeds are recognized in the working capital facility.  The Company has retained the responsibility for administering and collecting accounts receivable sold.  The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

8.	Trade receivables (cont’d)

At September 30, 2010, $33,248,416 (Dec 2009 - $17,351,783, Sep 2009 - $25,766,464) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 15.  This balance includes $25,485,929 (Dec 2009 - $12,715,464, Sep 2009 - $22,420,832) of intercompany receivables which were eliminated on consolidation.

9.	Inventories

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Midstream - Refining (crude oil feedstock)	27,359,999	5,006,608	19,745,281
Midstream - Refining (refined petroleum product)	54,209,343	32,983,010	48,868,810
Midstream - Refining (parts inventory)	568,795	559,667	367,762
Downstream (refined petroleum product)	38,725,134	31,577,764	33,315,321
	120,863,271	70,127,049	102,297,174

As at September 30, 2010 and September 30, 2009 no net realizable value write down was necessary.  At December 31, 2009, inventory had been written down to its net realizable value.  The write down of $140,278 at December 31, 2009 relating to crude oil feedstock is included in ‘Cost of sales and operating expenses’ within the ‘Consolidated Statement of Operations’.

At September 30, 2010, $82,138,137 (Dec 2009 - $38,549,285, Sep 2009 - $68,981,853) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 15.

Inventories recognized as expense during the nine months ended September 30, 2010 amounted to $545,905,121 (Sep 2009 - $422,094,903).

10.	Plant and equipment

The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $66,823 (Dec 2009 - $143,947, Sep 2009 - $184,149) which are located in Australia and Singapore.  Amounts in deferred project costs and work in progress are not being amortized.

Consolidation entries relates to Midstream Refining assets which were created when the gross margin on Midstream Refining sales to the Downstream segment were eliminated in the development stage of the refinery.

September 30, 2010	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	247,745,300	99,953	51,500,754	573,892	299,967,214
Deferred project costs and work in progress	-	3,092,430	3,569,909	6,204,130	4,788,062	17,654,531
Consolidation entries	-	-	-	-	(2,501,882)	(2,501,882)
Accumulated depreciation and amortisation	(47,315)	(60,676,727)	(54,831)	(31,120,690)	(507,069)	(92,406,632)

Net book value	-	190,161,003	3,615,031	26,584,194	2,353,003	222,713,231

Capital expenditure for nine months ended September 30, 2010	-	2,663,697	1,320,230	4,185,620	2,419,423	10,588,970

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

10.	Plant and equipment (cont’d)

December 31, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	248,863,701	97,572	47,647,154	561,038	297,216,780
Deferred project costs and work in progress	-	926,089	2,252,060	5,308,056	2,381,493	10,867,698
Consolidation entries	-	-	-	-	(2,599,361)	(2,599,361)
Accumulated depreciation and amortisation	(47,037)	(54,715,462)	(36,164)	(29,222,654)	(417,091)	(84,438,408)

Net book value	278	195,074,328	2,313,468	23,732,556	(73,921)	221,046,709

Capital expenditure for year ended December 31, 2009	-	2,242,017	-	6,919,197	2,456,903	11,618,117

September 30, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Totals

Plant and equipment	47,315	248,195,886	97,572	45,244,183	558,836	294,143,792
Deferred project costs and work in progress	-	1,055,464	2,252,060	5,207,698	1,836,588	10,351,810
Consolidation entries	-	-	-	-	(2,631,851)	(2,631,851)
Accumulated depreciation and amortisation	(46,587)	(51,933,612)	(29,942)	(28,132,320)	(374,687)	(80,517,148)

Net book value	728	197,317,738	2,319,690	22,319,561	(611,114)	221,346,603

Capital expenditure for nine months ended September 30, 2009	-	1,703,577	-	3,400,834	1,909,795	7,014,206

During the nine months ended September 30, 2010, InterOil recognized a gain of $57,253 on the disposal of assets (Sep 2009 –$nil).

11.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Drilling equipment	27,723,285	17,344,759	15,548,934
Drilling consumables and spares	10,994,218	11,467,237	11,398,067
Petroleum Prospecting License drilling programs (Unproved)	203,055,858	143,671,566	126,488,683
Gross Capitalized Costs	241,773,361	172,483,562	153,435,684
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	241,773,361	172,483,562	153,435,684

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

11.	Oil and gas properties (cont’d)

The following table discloses a breakdown of the gain realized on sale of oil and gas properties for the periods ended:

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Gain on sale of oil and gas properties
Sale of PPL 244 interest (15% of the property)	2,140,783	-	2,140,783	-
Conveyance accounting of IPI Agreement (note 19)	-	-	-	1,087,483
	2,140,783	-	2,140,783	1,087,483

During the quarter ended September 30, 2010, the Company has divested fully its interests in Petroleum Prospecting License 244 in Papua New Guinea.  As this property did not have any cost base associated with it carried forward in the balance sheet, the entire sale proceeds was treated as a gain on sale of this property.  Of these sale proceeds, $1,640,783 was received in October 2010.  The remaining $500,000 is to be received when the Flinders prospect (located within the PPL 244 area) is spudded.

On April 17, 2009, one of the investors who had a 1.2% interest in the eight well drilling program waived their right to convert their IPI percentage into common shares pursuant to the agreement dated February 25, 2005.  This waiver triggered a conveyance under the IPI Agreement for their share of interest in the program.  An amount of $nil (Sep 2009 - $1,087,483) was recognized as a gain on conveyance following the guidance in ASC 932-360 paragraphs 55-8 and 55-9 (refer note 19 for further details).

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	Nine months ended	Year ended	Nine months ended
	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Exploration Costs	(56,766)	(85,793)	(615,458)
Development Costs	86,785,185	99,678,973	67,662,715
Add: Amounts capitalized in relation to the appraisal program
cash calls on IPI interest buyback transactions	1,020,134	8,013,434	7,054,753
Less: Conveyance accounting offset against properties	(60,712)	(31,837,809)	(25,543,552)
Less: Costs allocated against cash calls	(18,398,042)	(31,299,202)	(23,136,733)
Total Costs capitalized	69,289,799	44,469,603	25,421,725
Charged to expense
Geophysical and other costs	3,372,325	208,694	234,972
Total charged to expense	3,372,325	208,694	234,972
Oil and Gas Property Additions (capitalised and expensed)	72,662,124	44,678,297	25,656,697

Refer to Note 12 below for details of Petromin’s participation in the Elk and Antelope fields, and the treatment of the $13,935,000 advance received from them in relation to this participation agreement.

Pacific LNG Operations Limited (“Pacific LNG”) participation in Elk and Antelope fields
During September 2009, InterOil sold a 2.5% direct working interest in the Elk and Antelope fields to Pacific LNG in furtherance of the option granted to it on May 24, 2007.  The 2.5% direct interest in these fields was sold in exchange for a net $25,000,000 (of which $15,000,000 had been received up to December 31, 2009 and previously classified as financing activities in the statement of cash flows – all payments received after the sale transaction has been classified as investing activities) plus payment of historical costs incurred in exploring these fields.  During the quarter ended March 31, 2010, the remaining $10,000,000 was received and has been classified as investing activities in the statement of cash flows).  In addition to these amounts, Pacific LNG also transferred to the Company 2.5% of their economic interest in the Joint Venture Company.  The total consideration received for this transaction was valued at $29,019,716, consisting of $25,000,000 cash consideration, $864,377 being the fair value of 2.5% of Pacific LNG’s economic interest in PNG LNG Inc., and $3,155,339 representing 2.5% of all appraisal costs incurred in the Elk and Antelope fields to be reimbursed.  The Company has applied the guidance in ASC 932-360 paragraph 55-8 in relation to the sale of these unproved properties.  Based on the guidance, the sale proceeds were fully applied against the cost base of the Elk and Antelope fields as recovery of cost.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

12.	Accounts payable and accrued liabilities

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Accounts payable - crude import	16,121,425	-	47,131,455
Accounts payable - product import	4,640,643	-	-
Other accounts payable and accrued liabilities*	51,772,908	48,937,354	75,519,443
Petromin cash calls received	13,935,000	10,435,000	9,435,000
Mitsui cash calls received	3,727,291	-	-
Income tax payable	355,768	-	-
Total accounts payable and accrued liabilities	90,553,035	59,372,354	132,085,898
*  - September 30, 2010 balance includes the $12,000,000 legal settlement accrued, subsequently settled in shares in October 2010.
    - September 30, 2010 balance also includes the $6,250,000 received from Mitsui & Co. for an option to acquire interests of up to 5%
       in the Elk and Antelope fields and in our proposed LNG plant.

Petromin participation in Elk and Antelope fields
On October 30, 2008, Petromin PNG Holdings Limited (”Petromin”), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields if and once nominated by the State to take its legislative interest.  Such nomination occurred in 2009.  Petromin contributed an initial deposit and agreed to conditionally fund 20.5% of the costs of developing these fields.  The State’s (and Petromin’s) right to take an interest arises upon issuance of the Prospecting Development Licence (”PDL”), which has not yet occurred.  The obligation to fund its portion of the costs of developing the field, including sunk costs, also applies upon issuance of the PDL.  As at September 30, 2010, $13,935,000 advance payment received from Petromin has been held under ‘Petromin cash calls received’ above.  Once the PDL is formed, conveyance accounting following the guidance in ASC 932-360 paragraphs 55-8 and 55-9 will be triggered.

Mitsui & Co. participation in Condensate Stripping Plant
On April 15, 2010, the Company entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui relating to a proposed condensate stripping venture for the Elk and Antelope fields.  The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil.  Mitsui will be responsible for arranging or providing financing for the capital costs of the plant.  Subsequent to the quarter ended June 30, 2010, on August 04, 2010, the JVOA for the CSP was finalized.  Refer to Note 18 for further details in relation to this agreement.

The portion of funding that relates to Mitsui’s share of the project as at September 30, 2010, amounting to $3,727,291 is held in current liabilities as the agreement requires repayment if a Final Investment Decision (“FID”) is not reached by the end of March 2011.  The portion of funding that relates to InterOil’s share of the project, funded by Mitsui, is classed as an unsecured loan (refer to note 18).

13.	Deferred gain on contributions to LNG Project

As noted under Note 2(c) above, on July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position.  Two ‘A’ Class shares were owned by InterOil LNG Holdings Inc., two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd.  All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 499,834 common shares valued at $11,250,000 for its share of the settlement. After the completion of this transaction, Merrill Lynch did not retain any ownership or other interest in the PNG LNG project.  The two ‘A’ Class shares held by Merrill Lynch have been transferred to InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd respectively.  A further 172 ‘A’ Class shares have been issued to InterOil LNG Holdings Inc. and 173 ‘A’ Class shares have been issued to Pacific LNG Operations Ltd bringing the ‘A’ Class shareholding of both remaining joint venture partners to 175 ‘A’ Class shares each, giving equal voting rights and board positions in the joint venture.

As part of the Shareholders’ Agreement on July 30, 2007, InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement.  The main items contributed by InterOil into the Joint Venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, general supply agreements secured with landowners for supply of gas, advanced stage of project development, etc.  Fair value was determined based on the agreement between the independent joint venture partners.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

13.	Deferred gain on contributions to LNG Project (cont’d)

The other Joint Venture partner is being issued ‘B’ Class shares as it contributes cash into the Joint Venture Company by way of cash calls.

During September 2009, as part of acquisition by Pacific LNG of a 2.5% direct working interest in the Elk and Antelope fields, Pacific LNG transferred to InterOil 2.5% of Pacific LNG’s unexercised economic interest in the joint venture LNG Project.  Based on this transaction, as at September 30, 2010, InterOil and Pacific LNG hold 52.5% and 47.5% economic interest respectively in the LNG project, subject to the exercise of all their rights to the ‘B’ Class shares on payment of cash calls.

To date InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at September 30, 2010 is 86.66% (Dec 2009 – 86.66%, Sep 2009 – 86.66%), the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (13.34% - amounting to $13,076,272) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain will increase/decrease as the other Joint Venture partners increase/decrease their shareholding in the project.  The gain has been deferred in accordance with the principles of proportionate consolidation as per CICA 3055 – ‘Interests in Joint Ventures’ and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future.  The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.

14.	Goodwill

Acquisition of interest from Merrill Lynch
As noted above in note 13, On February 27, 2009, InterOil LNG Holdings Inc. acquired half of Merrill Lynch’s interest in the Joint Venture Company for $11,250,000.  As part of the acquisition, InterOil LNG Holdings Inc. was transferred 548,806 ‘B’ Class shares held by Merrill Lynch.  The amount recognized as goodwill of $5,761,940 represents the amount of purchase consideration paid to Merrill Lynch over and above the fair value of the identifiable net assets acquired.

Acquisition of interest from Pacific LNG
During September 2009, InterOil also acquired a further 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project from Pacific LNG as part of the Elk and Antelope interest acquisition.  The fair value of 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project was valued at $864,377 based on the previous transaction with Merrill Lynch that was completed in February 2009, being the most appropriate guide to the fair value of the interest acquired.  This fair value has been recognized as goodwill on acquisition of the LNG interest in the Balance Sheet.

15.	Working capital facilities

	September 30,	December 31,	September 30,
Amounts drawn down	2010	2009	2009
	$	$	$
BNP Paribas working capital facility - midstream	46,105,706	16,794,153	-
Westpac working capital facility - downstream	4,798,230	7,832,266	1,132,029
Total working capital facility	50,903,936	24,626,419	1,132,029

BNP Paribas working capital facility

InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $190,000,000.  The total facility is split into Facility 1 and Facility 2 as per the agreement with BNP Paribas.  Facility 1 is for $130,000,000 for the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, receivables financing and a sublimit of Euro 18,000,000 or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties.

Facility 2 is for $60,000,000 partly cash-secured short term advances and for discounting of any monetary receivables (note 8) acceptable to BNP Paribas. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The total facility is renewable annually and as part of the prior year renewal process which was completed in the quarter ended December 31, 2009, the facility was renewed for a period of fifteen months until December 31, 2010.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

15.	Working capital facility (cont’d)

The facility bears interest at LIBOR plus 3.5% on the short term advances.  During the nine month period the weighted average interest rate was 2.63% (Sep 2009 – 4.01%) after considering the reduction in interest due to the deposit amounts maintained which reduces the interest being charged on the facility utilization (refer section ‘Cash and cash equivalents’ under note 7).

The following table outlines the facility and the amount available for use at year end:

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Working capital credit facility	190,000,000	190,000,000	190,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(46,105,706)	(16,794,153)	-
Discounted receivables (note 8)	-	-	-
	(46,105,706)	(16,794,153)	-
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(32,370,000)	(56,700,000)	(105,500,000)
Bank guarantees on hedging facility	-	-	-
Working capital credit facility available for use	111,524,294	116,505,847	84,500,000

At September 30, 2010, the company had two letters of credit outstanding totalling $32,370,000. The first letter of credit for $4,600,000 was for a gasoline cargo and was drawn down on October 4, 2010.  The second letter of credit for $27,770,000 was for a diesel and jet cargo and was drawn down on October 28, 2010.

The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $24,266,163 (Dec 2009 - $22,698,829, Sep 2009 - $21,099,746) which is being maintained as a security margin for the facility.  In addition, inventory of $82,138,137 (Dec 2009 - $38,549,285, Sep 2009 - $68,981,853) and trade receivables of $33,248,416 (Dec 2009 – $17,351,783, Sep 2009 – $25,766,464) also secured the facility.  The trade receivable balance securing the facility includes $25,485,929 (Dec 2009 - $12,715,464, Sep 2009 - $22,420,832) of inter-company receivables which were eliminated on consolidation.

Westpac and Bank South Pacific working capital facility

The Company has an approximately $48,750,000 (PGK 130,000,000) revolving working capital facility for its Downstream operations in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. Westpac facility limit is approximately $30,000,000 (PGK 80,000,000) and the initial Bank South Pacific (“BSP”) facility limit was approximately $26,250,000 (PGK 70,000,000) but was renewed in October 2009 at a lower limit of approximately $18,750,000 (PGK 50,000,000).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and was renewed in October 2010.  As at September 30, 2010, $4,798,230 (PGK 12,795,280) of this combined facility has been utilized, and $43,951,770 million (PGK 117,204,720) of this facility remains available for use.  During the nine month period the weighted average interest rate was 9.5%.  These facilities are secured by a fixed and floating charge over the assets and liabilities of Downstream operations.

16.	Establishment of subsidiaries

InterOil Finance Inc

In December 2009, InterOil Finance Inc. was incorporated as a 100% subsidiary of InterOil Corporation in Barbados to evaluate potential financing arrangements.

InterOil Singapore Pte Ltd

In May 2009, InterOil Singapore Pte Ltd was incorporated as a 100% subsidiary of InterOil Corporation to facilitate the development of the CSP and LNG Project in Papua New Guinea, in addition to management and other services being provided to other streams.  All costs incurred by this entity will be recharged to the relevant InterOil and joint venture entities based on an equitable driver basis.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

17.	Related parties

Petroleum Independent and Exploration Corporation (“P.I.E”)
P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company's oil refinery project.  Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement.  SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI.  Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.  InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the nine months ended September 30, 2010, $112,500 (Sep 2009 - $112,500) was expensed for the sponsor's management fees in relation legal, accounting and reporting costs.  Of these costs, $75,000 (Sep 2009 - $nil) were included in accrued liabilities at September 30, 2010.

Breckland Limited
This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the nine month period amounted to $22,550 (Sep 2009 - $nil).

18.	Secured and unsecured loans

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	9,000,000
Secured loan (Clarion Finanz A.G.) - current portion	25,000,000	-	-
Secured loan (Clarion Finanz A.G.) - deferred financing costs	(666,667)	-	-
Unsecured loan (Mitsui) - current portion	2,727,291	-	-
Total current portion of loans	36,060,624	9,000,000	9,000,000

Secured loan (OPIC) - non current portion	40,000,000	44,500,000	49,000,000
Secured loan (OPIC) - deferred financing costs	(742,764)	(910,722)	(966,708)
Total non current secured loan	39,257,236	43,589,278	48,033,292

Total secured and unsecured loans	75,317,860	52,589,278	57,033,292

OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000.  The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred to the end of the loan agreement, being June 30, 2015 and December 31, 2015.  The loan is secured over the assets of the refinery project which have a carrying value of $190,161,003 at September 30, 2010 (Dec 2009 - $195,074,328, Sep 2009 - $197,317,738).

The interest rate on the loan is equal to the treasury cost applicable to each promissory note (at the date of draw down) outstanding plus the OPIC spread (3%).  During the nine months ended September 30, 2010 the weighted average interest rate was 6.79% (Sep 2009 – 6.89%) and the total interest expense included in long term borrowing costs was $2,633,475 (Sep 2009 - $3,137,248).

As at September 30, 2010, two installment payments amounting to $4,500,000 each which will be due for payment on December 31, 2010 and June 30, 2011 have been classified into the current portion of the liability.  The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness for the refining operations.  A deposit is also required to be maintained to cover the next installment and interest payment.  As of September 30, 2010, the company was in compliance with all applicable covenants.

Deferred financing costs relating to the OPIC loan of $742,764 (Dec 2009 - $910,722, Sep 2009 - $966,708) are being amortized over the period until December 2014 and has been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using the effective interest method.

Bank covenants under the above facility currently restrict the payment of dividends by the Company.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

18.	Secured and unsecured loans (cont’d)

Mitsui Unsecured Loan

On April 15, 2010, the Company entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui relating to a proposed condensate Stripping venture for the Elk and Antelope fields.  The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil.  As noted earlier under note 12, on August 04, 2010, the JVOA for the CSP was finalized.  The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6%.  In the event that a positive FID is not reached or made, InterOil will be required to refund Mitsui’s capital expenditure incurred and the unsecured loan within a specified period.

Short term Secured Credit Facility from Clarion Finanz A.G.

On August 11, 2010, the Company entered into a short term secured credit facility of $25,000,000 with Clarion Finanz AG.  The amount was received in two installments of $12,500,000 each on August 11, 2010 and August 30, 2010.  The facility will mature on January 31, 2011 with an interest rate of 10% per annum.  An upfront fee of $1,000,000 was also payable to the lender, and was be deducted from the installment on August 30, 2010.  The Company has pledged as security for such loans and obligations a first priority perfected lien and security interest in and to 2.5% of the Company’s interest in the gas reserves contained in the Elk and Antelope structures in License areas PPL 237 and 238 in Papua New Guinea.

19.	Indirect participation interests

	September 30,	December 31,	September 30,
	2010	2009	2009
	$	$	$
Indirect participation interest (PNGDV) - current portion	540,002	540,002	540,002
Total current indirect participation interest	540,002	540,002	540,002

Indirect participation interest (PNGDV) - non current portion	844,490	844,490	844,490
Indirect participation interest ("IPI")	37,226,160	38,715,228	53,223,694
Total non current indirect participation interest	38,070,650	39,559,718	54,068,184

Total indirect participation interest	38,610,652	40,099,720	54,608,186

(i) Indirect participation interest (“IPI”)

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors.  In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237.  The location of the other two wells is yet to be determined.  The investors will be able to approve the location of the final two wells to be drilled.  In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.  InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI Agreement. These cash calls are shown as a liability when received and reduced as amounts are spent on the extended well programs. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit certain rights to the well in question as well as their right to convert into common shares.  InterOil has drilled four exploration wells under the IPI agreement as at September 30, 2010.

The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option.  The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity.  InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005.  These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259.  InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors, or they elect to participate in the PDL for a successful well.  InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company.  All geological and geophysical costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

19.	Indirect participation interests (cont’d)

When an investor elects to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied.  This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet.  The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in ASC 932-360 paragraphs 55-8 and 55-9.

Under the agreement, all or part of the 25% initial indirect participation interest could have been converted to a maximum of 3,333,334 common shares in the company, at a price of $37.50 per share, between June 15, 2006 and the later of December 15, 2006, or 90 days after the completion of the eighth well.  Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.  As at September 30, 2010, the balance of the indirect participation interest that may be converted into shares is a maximum of 473,813 common shares (Dec 2009 – 527,147, Sep 2009 – 1,421,814) as explained below.  Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreement.

From the date of the agreement up to September 30, 2010, the following transactions have occurred:

a)	Increase in InterOil’s direct interest in the IPI program by 8.8114% due to the following:

Conversion of IPI interests
•
certain IPI investors representing a 3.575% interest in the IPI agreement have exercised their right to convert their interest into common shares resulting in issuance of 476,667 InterOil common shares.  These conversions reduced the initial IPI liability balance by $13,851,160 and the initial conversion option balance by $2,860,000.

Buyback of IPI interests by the Company
•
certain IPI investors representing a 5.2364% interest in the IPI agreement have sold their interest to the Company. Detailed disclosure of this transaction is provided in the section ‘Extinguishment of IPI liability’ below.

•
on April 15, 2010 one IPI investor representing 0.4% interest in the IPI agreement waived the conversion right to convert their IPI percentage into 53,333 shares.  On July 19, 2010, the Company bought back this 0.4% interest in the IPI Agreement from the investor for 208,281 common shares of the Company.  The Company has not applied conveyance accounting on this portion of the IPI agreement, but has accounted for the buyback under the ‘Extinguishment of IPI liability’ model in the quarter ended September 30, 2010.

As at September 30, 2010, InterOil’s direct interest in exploration licenses is 74.5614%, assuming that all remaining indirect participation interest investors take up their working interest rights in such licenses, and excluding the interests that the Independent State of Papua New Guinea is able to take up under relevant legislation.

b)	Waiver of conversion rights resulting in conveyance accounting

•
certain IPI investors representing a 12.635% interest in the IPI agreement have waived their right to convert their IPI percentage into 1,684,667 common shares.  As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $25,495,768.  A further $23,457,913 is retained in the balance sheet representing the future remaining obligations in relation to this 12.635% interest.

As at September 30, 2010, IPI investors with a combined 3.5536% interest in the IPI agreement still have the conversion rights outstanding resulting in a maximum of 473,813 common shares being issued if all these IPI investors choose to exercise their conversion options.

Extinguishment of IPI liability
During September 2009, the Company bought a combined 4.3364% interest in the IPI Agreement from two investors for $56,479,615 which was settled in two tranches of InterOil common shares.  The first tranche of common shares was for 35% of the total consideration and was issued on September 15, 2009.  The second tranche of shares for the remaining 65% of the total consideration was issued on December 15, 2009 based on a ten day VWAP immediately prior to the date of issue.  As part of this transaction a total number of 1,236,666 shares were issued.

During December 2009, the Company bought a further combined 0.5% interest in the IPI Agreement from two investors for $6,500,546 which was settled in two tranches of InterOil common shares.  The first tranche of common shares was for 35% of the total consideration and was issued on December 1, 2009.  The second tranche of shares for the remaining 65% of the total consideration was issued on December 15, 2009 based on a ten day VWAP immediately prior to the date of issue.  As part of this transaction a total number of 108,044 shares were issued.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

19.	Indirect participation interests (cont’d)

During September 2010, the Company bought a further 0.4% interest in the IPI Agreement from an investor for $10,830,612 which was settled in InterOil common shares.  As part of this transaction a total number of 208,281 shares were issued.

Management has adopted the extinguishment of the liability model.  Under this model the consideration paid is allocated to the various components involved in the exchange transactions.  These components include:
•
cash calls made from the IPI investors in relation to the completion, appraisal and development program undertaken in Elk and Antelope fields as part of the IPI agreement.  These cash call amounts were previously offset against the capitalized oil and gas properties, and have been reinstated to their full historical cost basis for those programs following this exchange transaction.

•	fair value of the conversion options extinguished as part of the exchange transactions
•
IPI liability extinguished as part of the exchange transactions whereby the difference between the fair value of the shares issued and the book value of the IPI liability has been recorded as an expense in the statement of operations

The following table discloses a breakdown of the loss on extinguishment of IPI liability for the periods ended:

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Loss on extinguishment of IPI liability
Consideration paid for exchange transactions	10,830,612	56,479,615	10,830,612	56,479,615
less amounts capitalized in relation to the appraisal program cash calls	(1,020,134)	(7,054,753)	(1,020,134)	(7,054,753)
less book value of IPI liability extinguished	(1,549,780)	(16,801,167)	(1,549,780)	(16,801,167)
less book value of conversion options extinguished	(320,000)	(3,469,120)	(320,000)	(3,469,120)
less difference between book value and fair value of conversion options extinguished taken to contributed surplus	854,361	(592,586)	854,361	(592,586)
	8,795,059	28,561,989	8,795,059	28,561,989

(ii) Indirect participation interest – PNGDV

As at September 30, 2010, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,384,492 (Dec 2009 - $1,384,492, Sep 2009 - $1,384,492).  This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation.  PNGDV has a 6.75% interest in the four exploration wells starting with Elk-1 (with an additional two exploration wells to be drilled after Elk-4/A).  PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

(iii) PNG Energy Investors

PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24.  As at the end of September 30, 2010 we have drilled 6 exploration wells since inception of the Company’s exploration program within PPL 236, 237 and 238 in Papua New Guinea.  In order to participate, PNGEI would be required to contribute for each exploration well, a) $112,500 per percentage point or b) where the well is planned to be drilled beyond 2,000 meters, $112,500 per percentage point plus actual cost over $1,000,000 charged prorata per percentage point.

20.	Non controlling interest

The non controlling interest as at September 30, 2010 relates to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.01% minority shareholding in SPI InterOil LDC.  InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis.  This election may be made by PIE Corp. at any time.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

21.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.  Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2009	35,923,692	373,904,356

Shares issued on exercise of options under Stock Incentive Plan	231,750	6,818,814
Shares issued on buyback of LNG Interest (note 14)	499,834	11,250,000
Shares issued on debenture conversions (note 24)	3,159,000	77,089,722
Shares issued on debenture interest payments (note 24)	70,548	2,352,084
Shares issued on registered direct offering	2,013,815	70,443,248
Shares issued on exercise of warrants	302,305	8,522,978
Shares issued on buyback of IPI#3 Interest	1,344,710	62,980,161

December 31, 2009	43,545,654	613,361,363

Shares issued on exercise of options under Stock Incentive Plan	325,900	13,455,347
Shares issued on vesting of restricted stock units under Stock Incentive Plan	20,700	1,418,985
Shares issued on buyback of IPI#3 Interest	208,281	10,830,612

September 30, 2010	44,100,535	639,066,307

22.	8% subordinated debentures

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  The debenture holders had the right to convert their debentures into common shares at any time at a conversion price of $25.00 per share.  The Company had the right to require the debenture holders to convert if the daily Volume Weighted Average Price (“VWAP”) of the common shares was at or above $32.50 for at least 15 consecutive trading days.  Accrued interest on these debentures was to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.

Based on guidance under CICA 3863, the debentures were assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity.  Management had assessed that the debenture instrument mainly exhibits characteristics that are liability in nature; however, the embedded conversion feature was equity in nature and needed to be bifurcated and disclosed separately within equity.  Management applied residual basis and had valued the liability component first and assigned the residual value to the equity component.  Management had fair valued the liability component by discounting the expected interest payments using a nominal rate of 13.5% being Management’s estimate of the expected interest payments for a similar instrument without the conversion feature.  The liability component was valued at $81,933,311 and the remaining balance of $13,066,689 was allocated to the equity component before offsetting transaction costs.

The placement fee of $5,700,000 paid to the investors in common shares of the Company was treated to be in the nature of a debt discount and was offset against the liability component.  The transaction costs relating to the issue amounting to $219,966 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component of $189,711 has been offset against the liability component, and costs relating to the equity component of $30,255 have been allocated against the equity component recognized.

The liability component on initial recognition after adjusting for the placement fee and transaction costs amounted to $76,043,600 and the equity component amounted to $13,036,434.  The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value.  The accretion expense relating to the debenture liability for the nine months ended September 30, 2010 was $nil (Sep 2009 - $1,212,262).  In addition to the accretion, interest at 8% per annum has been expensed for the nine months ended September 30, 2010 amounting to $nil (Sep 2009 - $2,712,936).  The interest payable up to May 9, 2009 was paid in a combination of cash and shares.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

22.	8% subordinated debentures (cont’d)

During the year ended December 31, 2008, certain debenture holders exercised their conversion rights for $16,025,000 resulting in issue of 641,000 common shares of the Company.  During May 2009, a further 755,000 debentures amounting to $18,875,000 were converted into common shares of the Company.  On June 8, 2009, all remaining debentures outstanding were converted into common shares due to a mandatory conversion resulting from the daily VWAP of the common shares being above $32.50 for at least 15 consecutive trading days.  The remaining book value of the liability and equity portion on the date of mandatory conversion was transferred to share capital to record this conversion.  As at September 30, 2010, of the 3,800,000 convertible debentures issued, nil (Sep 2009 – nil), were outstanding.

23.	Stock compensation

Stock options
Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel.  Options are exercisable for common shares on a 1:1 basis. Options vest at various dates in accordance with the applicable individual option agreements, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules.  Upon resignation or retirement, vested options must generally be exercised within 90 days or before expiry of the options if this occurs earlier.

	Quarter ended September 30,				Nine months ended September 30,
	2010		2009		2010		2009
Stock options outstanding	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	1,948,500	26.39	1,776,500	20.68	1,838,500	22.07	1,839,500	20.18
Granted	30,000	66.58	37,500	39.29	330,000	54.02	250,500	23.10
Exercised	(135,900)	(26.95)	(28,000)	(18.86)	(325,900)	(26.56)	(210,000)	(18.95)
Forfeited	(500)	(28.68)	-	-	(500)	(28.68)	(49,000)	(30.39)
Expired	-	-	-	-	-	-	(45,000)	(34.18)
Outstanding at end of period	1,842,100	27.00	1,786,000	21.10	1,842,100	27.00	1,786,000	21.10

At September 30, 2010, in addition to the options outstanding as per the above table, there were an additional 1,315,617 (Dec 2009 – 1,753,100, Sep 2009 – 1,869,500) common shares reserved for issuance under the Company’s 2009 stock incentive plan as approved on June 19, 2009.

Options issued and outstanding				Options exercisable
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
8.01 to 12.00	536,100	9.80	3.16	166,100	9.81
12.01 to 24.00	465,000	17.42	1.94	345,000	16.22
24.01 to 31.00	118,500	27.98	2.52	115,500	27.91
31.01 to 41.00	257,500	35.31	2.48	140,833	36.12
41.01 to 51.00	135,000	45.50	3.69	60,000	43.22
51.01 to 61.00	300,000	52.76	4.73	-	-
61.01 to 71.00	30,000	66.58	0.62	-	-
	1,842,100	27.00	3.25	827,433	21.91
Aggregate intrinsic value of the 1,842,100 options issued and outstanding as at September 30, 2010 is $30,462,759. Aggregate intrinsic value of 827,433 options exercisable as at September 30, 2010 is $11,261,431.

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2010 was $32.26 (Sep 2009 - $14.50).  The total intrinsic value of options exercised during the nine months ended September 30, 2010 was $4,800,303 (Sep 2009 - $1,826,366).  Cash received from option exercise under all share-based payment arrangements for the nine months ended September 30, 2010 was $8,655,043 (Sep 2009 - $3,978,610).

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

23.	Stock compensation (cont’d)

The fair value of the 330,000 (Sep 2009 – 250,500) options granted subsequent to January 1, 2010 has been estimated at the date of grant in the amount of $10,645,501 (Sep 2009 - $3,632,140) using a Black-Scholes pricing model.  An amount of $5,331,578 (Sep 2009 - $5,633,690) has been recognized as compensation expense for the nine months ended September 30, 2010.  The current period compensation expense of $5,331,578 (Sep 2009 - $5,633,690) was adjusted against contributed surplus under equity, out of which $4,800,303 (Sep 2009 - $1,826,366) was transferred to share capital on exercise of options, leaving a net impact of $531,275 (Sep 2009 –$3,807,324) on contributed surplus.

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2010	Jul 1 to Sep 30	0.8	-	73	5.0
2010	Jan 1 to Jun 30	1.2	-	73	5.0
2009	Oct 1 to Dec 31	1.5	-	89	6.0
2009	Jul 1 to Sep 30	1.7	-	83	3.0
2009	Apr 1 to Jun 30	1.4	-	83	5.0
2009	Jan 1 to Mar 31	1.1	-	83	5.0

Restricted stock
Restricted stock may be issued to directors, certain employees and to a limited number of contractor personnel under the Company’s 2009 stock incentive plan.  Restricted stock vests at various dates in accordance with the applicable restricted stock agreement, vesting generally between one to four years after the date of grant.

	Quarter ended September 30,				Nine months ended September 30,
	2010		2009		2010		2009
Stock units outstanding	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $
Outstanding at beginning of period	120,183	56.54	-	-	41,400	68.55	-	-
Granted	8,000	63.30	-	-	107,483	54.73	-	-
Issued	-	-	-	-	(20,700)	(68.55)	-	-
Forfeited	(1,243)	(53.49)	-	-	(1,243)	(53.49)	-	-
Total	126,940	56.99	-	-	126,940	56.99	-	-

An amount of $3,104,970 (Sep 2009 - $nil) has been recognized as compensation expense for the nine months ended September 30, 2010.  The current period compensation expense of $3,104,970 (Sep 2009 - $nil) was adjusted against contributed surplus under equity, out of which $1,418,985 (Sep 2009 - $nil) was transferred to share capital on vesting of stock units, leaving a net impact of $1,685,985 (Sep 2009 –$nil) on contributed surplus.

24.	Warrants

In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91.  A total of nil (Sep 2009 – nil) were outstanding at September 30, 2010.  The warrants were exercisable between August 27, 2004 and August 27, 2009.  The warrants were recorded at the fair value calculated at inception as a separate component of equity.  The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.  During the quarter ended September 30, 2009, 302,305 of the warrants were exercised and converted into common shares.

All unexercised warrants lapsed on August 27, 2009 and the fair value of these lapsed warrants were transferred to contributed surplus within Shareholders’ equity.
Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

25.	Earnings per share

Conversion options, stock options and restricted stock units totaling 2,447,853 common shares at prices ranging from $9.80 to $68.55 were outstanding as at September 30, 2010 but were not included in the computation of the diluted loss per share for the nine months ended September 30, 2010 because they caused the loss per share to be anti-dilutive.  The dilutive instruments outstanding at September 30, 2009 were also not included in the computation of the diluted loss per share at September 30, 2009 because they caused the loss per share to be anti-dilutive.

Potential dilutive instruments outstanding	Number of shares September 30, 2010	Number of shares September 30, 2009
Employee stock options	1,842,100	1,786,000
Employee Restricted Stock	126,940	-
IPI Indirect Participation interest - conversion options	473,813	1,421,814
Others	5,000	5,000
Total stock options/shares outstanding	2,447,853	3,212,814

The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in the EPS calculation for the quarter and nine months ended September 2010 and 2009 is the net profit/loss as per Consolidated Statement of Operations same as inclusion of convertible securities under ‘if-converted’ method would result in the EPS being anti-dilutive.

26.	Commitments and contingencies

Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Secured and unsecured loans	76,727	36,727	9,000	9,000	9,000	9,000	4,000
Indirect participation interest - PNGDV (note 19)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	19	19	-	-	-	-	-
Petroleum prospecting and retention licenses (a)	83,000	4,500	9,500	20,000	14,850	34,150	-
	161,130	41,786	19,344	29,000	23,850	43,150	4,000

(a)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses.  Of this $83.0 million commitment, as at September 30, 2010, management estimates that $46,414,548 would satisfy the commitments in relation to the IPI investors.

Contingencies

The Company's Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC, together with the Company and certain of its subsidiaries, were defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040-03592-CV; in the 284th District Court of Montgomery County, Texas.  The plaintiffs are members of a partnership that bought a modular oil refinery that was subsequently, through a series of transactions, sold to a subsidiary of the Company.   We entered into an agreement in August 2010 to settle and release all claims against us and our subsidiaries. Pursuant to the agreed settlement, which was approved by the Court in September,  we issued 199,677 common shares to the plaintiffs during October, valued at $12 million based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement.  Phil Mulacek remains a party to this ongoing litigation in his personal capacity, as do the entities that he controls.

In addition to the above, from time to time the Company is involved in various claims and litigation arising in the course of its business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Consolidated Financial Statements   INTEROIL CORPORATION

InterOil Corporation Notes to Consolidated Financial Statements (Unaudited, Expressed in United States dollars)

26.	Commitments and contingencies (cont’d)

Regulatory Actions
During the quarter ended June 30, 2010, the Customs Services Commission of Papua New Guinea (“Commission”) undertook an historical review of the Company’s petroleum product imports into Papua New Guinea.  Certain administrative and procedural matters concerning Papua New Guinean goods and services tax and excise are being reviewed and discussed with the Commission.  The Company is of the view that no quantifiable liability exists and, accordingly, the Company has not made any provision in its accounts in relation to matter.

ICCC review of Downstream maximum margin
InterOil is a significant participant in the retail and wholesale distribution business in Papua New Guinea.  The ICCC in that country regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry.  Our Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.  In June 2009, the ICCC commenced a review into the pricing arrangements for petroleum products in Papua New Guinea.  The last such review was undertaken during 2004 and was due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period.  We provided detailed submissions to the ICCC.  After a number of consultations with industry participants and numerous deferrals, the ICCC released its final report in November 2010.  The report recommends an increase in margins for wholesaling and certain other activities while the retail margin is to remain the same.  It also recommends some increases in monitoring industry activity in PNG.  The report and recommendations it contains appear beneficial for the industry in PNG including our Downstream business.  The revised pricing and monitoring regime will next be reviewed at the end of 2014.

27.	Subsequent events

To provide flexibility for its capital requirements, subsequent to the quarter ended September 30, 2010, on November 2, 2010, the Company has filed a shelf prospectus for a total of $300.0 million securities issue with the Alberta Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system.  These filings will enable the Company to issue up to $300.0 million of its debt securities, common shares, preferred shares and/or warrants ("Securities") in one or more offerings conducted prior to December 2, 2012.

Subsequent to the quarter end, on November 5, 2010, we have undertaken concurrent public offerings of $70.0 million aggregate principal amount of 2.75% convertible senior notes due 2015 and 2,799,950 common shares at an exercise price of $75.00 per share for $210.0 million, raising gross proceeds of $280.0 million from the combined offerings.  The net proceeds after deducting the underwriting discounts, commissions and estimated offering expenses are $266.0 million.  The concurrent offerings closed on November 10, 2010.  These offerings were made pursuant to individual prospectus supplements to the base shelf prospectus dated November 2, 2010.  The base shelf prospectus and the prospectus supplements are publicly available.

Consolidated Financial Statements   INTEROIL CORPORATION